   Media General, Inc. 333 E. Franklin St. Richmond, Virginia 23219 (804) 887-5000 www.mediageneral.com

 (804) 887-5180

Fax (804) 819-1230

 tmulvaney@mediageneral.com

Timothy J. Mulvaney

Controller and Chief Accounting Officer

June 17, 2014

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Ref:        Media General, Inc. (Registrant)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Commission File No. 001-06383

Dear Mr. Spirgel:

This letter is submitted in response to the staff’s comment contained in your letter, dated June 6, 2014, regarding the Form 10-K of Media General, Inc. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2013, filed March 7, 2014. In the following paragraphs, the staff’s comment is presented in bold, followed by the Registrant’s response.

Annual Report on Form 10-K for the fiscal year ended December 31, 2013

Liquidity and Capital Resources, page 35

1.

We note that you present Broadcast Cash Flow (BCF) within the Liquidity and Capital Resources section of your Forms 10-K and 10-Q. However, you disclose that you and analysts in the broadcast industry use BCF as a key performance measure. Please clarify whether you and the analysts in the broadcast industry use Broadcast Cash Flow as an operating performance or liquidity measure and expand your disclosure as appropriate. Also tell us why you did not report amounts for “program license rights, net” in 2012 and 2011.

Registrant’s Response

The Company believes that Broadcast Cash Flow is both an operational and liquidity measure. Because the measure does not reflect a charge for depreciation and amortization, interest, or taxes, and it is adjusted for “net program license rights” it is a measure of the cash generating capability of the Company’s television stations. Analysts at times use the measure as a proxy for station EBITDA. In these ways it is very much a cash flow measure. However, analysts also discuss acquisitions in multiples of BCF and discuss whether a station or group of stations has higher or lower BCF from quarter to quarter, so it is also an operational measure. In future filings, the Company will make clear the dual nature of the measure.

As observed in the Staff’s comment, no amounts were included in 2012 and 2011 for “program licenses rights, net.” Payments for program license rights ordinarily track closely to their use (amortization of the program cost), and there is not a large difference between the two. Young Broadcasting did not historically track the difference between payments and amortization as part of its internal calculation of BCF. Because the merger with New Young Broadcasting was accomplished as a reverse merger, the years 2012 and 2011 include only the former New Young Broadcasting numbers. While preparing the financial statements, the Company noted the difference that the Staff observed. After reviewing the program accounts and observing that there were no large writedowns or other events that would give rise to significant differences between cash payments and amortization, the Company determined any amount would be immaterial and did not adjust prior periods.

2.

We note the risk factor concerning your “substantial indebtedness” which you cited on pages 16-17. In order that your investors may better understand the risks associated with your current debt levels, please disclose the financial covenant ratios that you were required to meet, and what your actual ratios were.

Registrant’s Response

The Company is required to meet a leverage ratio as defined in the Media General agreement. At December 31, 2013, the ratio was 4.27X compared to a maximum allowable value of 5.50X. The Company is also required to meet a fixed charge coverage ratio as defined in the Shield Media credit agreement. At December 31, 2013, the ratio was 4.68X compared to a minimum allowable ratio of 1.00X. Both covenants were passed by a wide margin. The Company will include this covenant information in MD&A in future filings.

Commitments, page 37

3.

In footnote 1 of the contractual obligations table, you state that the table excludes items contained in “Other Liabilities,” primarily because “the ultimate timing and amount of these future payments is not determinable.” However, you account for only $1.4 million out of a total of $43.9 million. Please explain to us why the ultimate timing and amount of future payments for the remaining liabilities in “Other Liabilities” would not be determinable.

Registrant’s Response

The table that follows shows the detail of the balance sheet caption for other liabilities with a comment as to why certain items were excluded from the table.

Accounts	December 31, 2013 (amounts in thousands)	Comment
Program License Rights	$ 1,327	Combined with current portion and commitments and disclosed separately in table
Uncertain Tax Positions	1,446	Disclosed in Footnote 1 to table
Deferred Compensation Deferred Stock Units Long-term disability Post-employment benefits Supplemental 401(k)	24,412	Year of outflow dependent on the date of employee or director separation from the Company and/or elections made
Workers’ compensation	7,621	Paid directly by insurance company; offsetting receivable moves in concert with liability
Unamortized loan commitment	7,429	Non-cash liability amortized in conjunction with long-term debt
Other	1,656	Includes non-cash deferred revenue, unclaimed property, and other small items
Total Other Liabilities	$43,891

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We hope the staff finds the above information responsive to its comments. In connection with this response, the Registrant acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 887-5180.

Very truly yours,

/s/ Timothy J. Mulvaney

Timothy J. Mulvaney

cc:           George L. Mahoney

                James F. Woodward

Andrew C. Carington

Ivette Leon (SEC)

Kathryn Jacobson (SEC)

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